Exhibit 99.1

PRESS RELEASE

AerCap Closes $151 Million Notes Issuance for Two Airbus A330 Aircraft - First Notes for Airbus Aircraft Guaranteed by ECGD

Amsterdam, The Netherlands; June 29, 2010 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has closed its first notes issuance guaranteed by the Export Credits Guarantee Department (“ECGD”) - the United Kingdom’s Export Credit Agency. The notes have been issued at a fixed rate of 3.795 percent, have a maturity in 2021, and an initial principal amount of $151 million. The transaction completes the refinancing of two A330-300 aircraft, which were delivered to AerCap in the fourth quarter of 2009 and are all on long-term leases.

“We are very proud to launch the first ever notes issuance for Airbus aircraft guaranteed by ECGD. This transaction provides lower cost funding for AerCap and establishes another new source of capital following the closing of new credit facilities with Chinese and Singaporean banks and a facility for general corporate purposes. This transaction continues to demonstrate our resourcefulness in accessing diversified sources of capital,” said Paul Rofe, Group Treasurer of AerCap.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There shall not be any sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws, or absent the availability of an exemption from such registration or qualification requirements.

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com